EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference into this Post-Effective Amendment No. 5 to Form S-3 on Form S-1 (File No. 333-166556) of Jones Soda Co. (the "Company") of our report dated March 25, 2015, on our audit of the consolidated balance sheets of Jones Soda Co. and subsidiaries as of December 31, 2014 and 2013, and the related consolidated statements of operations, comprehensive loss, shareholders' equity, and cash flows for the years then ended (which report expresses an unqualified opinion and includes an emphasis of a matter paragraph expressing substantial doubt about the Company's ability to continue as a going concern), appearing in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2014.

We also consent to the reference to our Firm under the caption "Experts" in the Prospectus, which is part of this Registration Statement.

/S/ PETERSON SULLIVAN LLP

Seattle, Washington

March 25, 2015